Exhibit 12.1

Royal Caribbean Cruises Ltd.

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Years Ended December 31,

	2005	2004	2003	2002	2001

Earnings
Income before cumulative effect of a change in accounting principle	$663,465	$474,691	$280,664	$351,284	$254,457
Income tax expense	16,124	2,810	2,100	1,040	-
(Income) loss from equity investees	(6,661)	(1,912)	(1,694)	6,536	1,576
Fixed charges	310,442	343,272	307,369	302,477	293,470
Capitalized interest	(17,688)	(7,228)	(15,932)	(23,425)	(36,983)

Earnings	$965,682	$811,633	$572,507	$637,912	$512,520

Fixed Charges
Interest expense (1)	$287,438	$317,205	$284,328	$290,269	$290,195
Interest portion of rent expense (2)	23,004	26,067	23,041	12,208	3,275

Fixed charges	$310,442	$343,272	$307,369	$302,477	$293,470

Ratio of Earnings to Fixed Charges	3.1x	2.4x	1.9x	2.1x	1.8x

(1) Interest expense includes capitalized interest and amortization of deferred financing expenses.

(2) Interest portion of rent expense represents actual interest charges for the Brilliance of the Seas operating lease and, for all other rentals, we have assumed that one-third of rent expense is representative of the interest factor.